Exhibit 99.1

The annual general meeting of the shareholders of Blue Gold Limited previously scheduled for 10:00am Eastern Time on July 13, 2026 (the Meeting) as set out in a notice to shareholders placed on this website on June 15, 2026 (the Notice) has been postponed.  The re scheduled time and date for holding of the postponed Meeting will be 11:00am Eastern Time on July 24, 2026.

Any votes or abstentions in advance that have been instructed by a shareholder using the internet voting procedures set out in the Notice will be counted at the postponed Meeting, unless the shareholder changes or withdraws such election prior to the time of holding of the postponed Meeting in the same manner.

We encourage shareholders to revisit the information set out in the Notice as it relates to postponed meetings, including in respect of the application of proxies. The Notice is available here: Notice